Tel Aviv, August 6, 2007 Our ref: 10734/5001

CONFIDENTIAL SUBMISSION
VIA EDGAR

Nicholas P. Panos, Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Scopus Video Networks Ltd. Schedule 14D-9 Filed on July 16, 2007 File No. 005-81571

Dear Mr. Panos:

        On behalf of Scopus Video Networks Ltd. (“Scopus” or the “Company”), we are responding to the comments of the Division of Corporation Finance as set forth in your letter dated July 21, 2007, with respect to the above referenced filing. Each of the comments in your letter is reproduced below, followed by the corresponding response that we have been authorized to make on behalf of Scopus.

        We have filed with the SEC via EDGAR Amendment No. 1 to the Schedule 14D-9 (“14D-9 /A”) for Scopus.

        The enclosed responses are written on behalf of Scopus, and reference in the responses to “we” and “our” refer to Scopus.

Item 4. The Solicitation or Recommendation

1.	Please revise to clearly disclose the reasons why the Board deemed the offer inferior instead of just stating “the Offer is inadequate.” Conclusory statements such as the offer “substantially undervalues the Company” are not considered sufficient disclosure. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A require that actual reasons be cited to explain why an unfavorable recommendation is being made and be supported by a reasonable basis that is self-evident. Please revise this section to expressly state reasons that in fact support the Board’s decision to recommend that the security holders reject the offer.

Response.

        We have revised the disclosure as requested and provided more information and details on the Board reasons and consideration when it determined to reject the tender offer and concluded that the purchase price was not inadequate. Please see page 2 of the 14D-9 /A.

2.	We note references to presentations by a financial advisor. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us what consideration has been given to summarizing the support for Thomas Weisel Partners’ findings and attaching any analysis or presentation materials used in issuing their advisory services to the Board. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

Response.

        Following consultation with Thomas Weisel Partners LLC (“TWP”) and valuation analyses provided by TWP, the Board believes that effective as of the date of such consultation, the offer is inadequate to the holders of the Company’s Ordinary Share from a financial point of view. The information TWP provided included the following valuation analyses:

    a.        Comparable Company Analysis. An analysis of selected publicly traded digital video companies and the calculation of the ratio between their enterprise value and annual revenues. This ratio is commonly referred to as a revenue multiple. The average revenue multiples, were applied to Scopus’ expected annual 2007 and 2008 revenues.

    b.        Precedent Transactions Analysis. An analysis of selected public and private communications equipment acquisition transactions consummated since January 1, 2001, and calculation of the revenue multiples implied by such transactions. The average revenue multiples were applied to Scopus’ expected annual revenues for 2007 and 2008.

    c.        Premiums Paid Analysis. An analysis of the premiums on public market share prices on all acquisitions of publicly traded technology companies consummated since January 1, 2002, for an aggregate purchase price of between $50,000,000 and $250,000,000. The average premium was then applied to Scopus’ share price.

    d.        Market Share Price Range. An analysis of the performance of Scopus’ market share price for the last fifty two (52) weeks, and comparative performance of the share price of other companies in the industry.

Closing Comments

3.	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

—	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

2

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response.

        Attached hereto as Exhibit A is the requested statement from the Company acknowledging the above-mentioned matters.

Please contact the undersigned with any further questions regarding this matter.

Very truly yours, /s/ Gene Kleinhendler Gene Kleinhendler Email: gene@gkh-law.com Tel: +972-3-607-4446 Fax. +972-3-607-4411

cc:	Yaron Simler, Chief Executive Officer Itay Frishman, Adv.

Tel Aviv Office One Azrieli Center, Roung Building Tel Aviv 67021, Israel Tel: 972-3-607-4444 Fax: 972-3-607-4422 law@gkh-law.com www.gkhlaw.com	Jerusalem Office 1 Shmuel Ha'Nagid Street 4th Floor Jerusalem 94592, Israel Tel: 972-2-623-2683 Fax: 972-2-623-6082

3